# SOCIAL MEDIA POSTS


Vishal Garg @vishal_better · 55m
finance.yahoo.com/markets/stocks...
$BETR
Better Home & Finance Holding ...
BETR $10.74 -2.36%
finance.yahoo.com
Garg Group Confirms With Better Board in Board M...
NEW YORK, October 01, 2026--Founder Vishal Garg today confirmed in a meeting of the Better Board o...
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**Vishal Garg** @vishal_better · 1h

Had a good meeting with the Board this morning. The 5 directors removed by the Garg consent have confirmed they will leave expeditiously upon the election inspector validating the results, which usually is within 24 hours of being delivered the consents - which they got at 2:11pm yesterday. $BETR 2.0 Release on the wires below:

**Better Home & Finance Holding ...**
BETR **$10.75** -2.27%



**GARG GROUP CONFIRMS WITH BETTER BOARD IN BOARD MEETING THIS MORNING THAT THEY INTEND TO HONOR RESULTS OF VOTE**

*Pending confirmation of Third Party Election Inspector, 5 Board members who have been removed agree to step down expeditiously and pave way for new chapter of Leadership at Better*

**NEW YORK — October 1, 2026** — Founder Vishal Garg today confirmed in a meeting of the Better Board of Directors attended by Garg and his counsel Michael Swarz of Quinn Emanuel, that the Board intends to expeditiously follow the wishes of shareholders and effectuate the actions contemplated by the Garg Group Consent, post confirmation from the Third Party Election Inspector hired by the Company.

The 5 Board members who have been deemed removed by the Garg Group Consent achieving over 50% of the votes, all agreed that they will neither put forth nor take any corporate action in the interim period.

Mr. Garg stated, "We are pleased that the Better board has agreed that shareholders have spoken with their votes, and that they intend to expeditiously action the wishes of the majority of shareholders pending the confirmation from the Inspector, which we believe will be received within 24 hours of the time the votes were delivered to the Inspector which was 2:11pm yesterday by the Garg Group,".

Further details of the Garg Group's plans upon the removal of the 5 directors can be found on www.betrvote.com

**Media Contact**
info@onezerocapital.com

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**Vishal Garg** @vishal_better · 32m

@danielsethlewis is asking our CFO to resign because @danielsethlewis colluded with certain board members to be paid a $750k bonus for his 60 days of "remotely working" from France, which was approved by a select group of our most esteemed Board members (will name names if need be) in contravention of the Companies own compensation committee guidelines which require any compensation payable to the CEO to be approved by the entire board as a whole. He told him "if you aren't going to process the wire then resign so I can have the next person process it". Total breach of fiduciary duty. If you are outraged by this, then let Daniel know here that he doesn't deserve $750k for torching over $300MM of shareholder value. $BETR

Better

**Better Home & Finance Holding ...**
BETR **$11.12** +1.09%

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**Vishal Garg** @vishal_better · 1h

@danielsethlewis is asking our CFO to resign because @danielsethlewis colluded with certain board members to be paid a $750k bonus for his 60 days of "remotely working" from France, which was approved by a select group of our most esteemed Board members (will name names if need
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**Better Home & Finance Holding Co**
BETR **$11.04** +0.36%

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**Vishal Garg** @vishal_better · 1h

By the way, these same people -- @danielsethlewis and the 2 senior esteemed board members who bullied the CFO to process his bonus -- were the same people out talking to bankers about a preferred equity issuance which would subordinate the common and dilute by over 20%. So glad
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**Better Home & Finance Holding Co**
BETR **$11.04** +0.36%

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**Adrien** @AdriBorLyon · 1h

Let me get this straight: the CFO leaks confidential information to Vishal, and Vishal reveals on X the CFO is the leaker? What kind of relationship is that?

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**Vishal Garg** @vishal_better · 1h

No @danielsethlewis issued a demand to the CFO cc'ing everyone. The CFO and the companies General Counsel called me telling me that @danielsethlewis asked the CFO to resign, what should he do. And I told him and the companies general counsel, stay put, any dismissal of a C-level

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**Vishal Garg** in • 1st
Founder & Board Member, Better.com
5h •

Better is turning a new chapter starting today. Better 2.0 will be better, more focused, more driven, even more AI centric. Thank you all for your continued support and belief in making homeownership in America better.

https://lnkd.in/gZUvpH85

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A BERKSHIRE HATHAWAY COMPANY

**Garg Group Confirms With Better Board in Board Meeting This...**
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Vishal Garg @vishal_better · 1h

Replying to @DanielSLoeb1

Lowest rate/cost providers with direct MCP connectors that Muse can use to fulfill total transaction win. Particularly in financial services. Particularly benefits companies with high value product hindered by high CAC and lack of local human distribution. $LMND $BETR

Lemonade Inc
LMND $46.76 +3.59%
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